Mail Stop 3561

November 24, 2008

By U.S. Mail and facsimile to (863) 413-5702

David P. Phillips
Chief Financial Officer and Treasurer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, FL 33811

> **Re: Publix Super Markets, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 13, 2008**
> **File No. 000-00981**

Dear Mr. Phillips:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director